SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
13d-2(a)

(Amendment No.     )*

CKX, INC.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

12562M106

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 16, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12562M106		13D

1	Name of Reporting Person I.R.S. Identification of Above Person CKX Entertainment Offeror Sub, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 200 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 200 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 200 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 100.0%

14	Type of Reporting Person OO

CUSIP No. 12562M106		13D

1	Name of Reporting Person I.R.S. Identification of Above Person CKX Entertainment UK Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 200 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 200 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 200 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 100.0%

14	Type of Reporting Person OO

CUSIP No. 12562M106		13D

1	Name of Reporting Person I.R.S. Identification of Above Person CKX Entertainment, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 200 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 200 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 200 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 100.0%

14	Type of Reporting Person CO

CUSIP No. 12562M106		13D

1	Name of Reporting Person I.R.S. Identification of Above Person CKX Entertainment Holdings, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 200 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 200 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 200 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 100.0%

14	Type of Reporting Person CO

CUSIP No. 12562M106		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo CKX Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 200 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 200 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 200 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 100.0%

14	Type of Reporting Person PN

CUSIP No. 12562M106		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management VII, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 200 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 200 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 200 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 100.0%

14	Type of Reporting Person PN

CUSIP No. 12562M106		13D

1	Name of Reporting Person I.R.S. Identification of Above Person AIF VII Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 200 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 200 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 200 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 100.0%

14	Type of Reporting Person OO

CUSIP No. 12562M106		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 200 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 200 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 200 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 100.0%

14	Type of Reporting Person PN

CUSIP No. 12562M106		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 200 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 200 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 200 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 100.0%

14	Type of Reporting Person OO

CUSIP No. 12562M106		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 200 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 200 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 200 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 100.0%

14	Type of Reporting Person PN

CUSIP No. 12562M106		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 200 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 200 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 200 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 100.0%

14	Type of Reporting Person OO

Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the shares of common stock, par value $0.01 (the “Common Stock”), of CKX, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 650 Madison Avenue, New York, NY 10022.

Item 2.	Identity and Background

This Statement on Schedule 13D is filed jointly by (i) CKX Entertainment Offeror Sub, LLC (f/k/a Colonel Offeror Sub, LLC), a Delaware limited liability company (“CKX Offeror”), (ii) CKX Entertainment UK Limited (f/k/a Colonel UK Holdings Limited), a private limited company registered in the United Kingdom (“CKX UK”), (iii) CKX Entertainment, Inc. (f/k/a Colonel Holdings, Inc.), a Delaware corporation (“CKX Entertainment”), (iv) CKX Entertainment Holdings, Inc., a Delaware corporation (“Entertainment Holdings”), (v) Apollo CKX Holdings, L.P., a Delaware limited partnership (“Apollo CKX”), (vi) Apollo CKX Holdings GP, LLC, a Delaware limited liability company (“Apollo CKX GP”), (vii) Apollo Management VII, L.P., a Delaware limited partnership (“Management VII”), (viii) AIF VII Management LLC, a Delaware limited liability company (“AIF VII Management”), (ix) Apollo Management, L.P., a Delaware limited partnership (“Apollo Management”), (x) Apollo Management GP, LLC, a Delaware limited liability company (“Management GP”), (xi) Apollo Management Holdings, L.P., a Delaware limited partnership (“Management Holdings”), and (xii) Apollo Management Holdings GP, LLC, a Delaware limited liability company (“Holdings GP”).  CKX Offeror, CKX UK, CKX Entertainment, Entertainment Holdings, Apollo CKX, Apollo CKX GP, Management VII, AIF VII Management, Apollo Management, Management GP, Management Holdings and Holdings GP are referred to herein collectively as the “Reporting Persons”.  The principal address of CKX Offeror, CKX UK, CKX Entertainment, Entertainment Holdings, CKX Holdings and CKX Holdings GP is One Manhattanville Road, Suite 201, Purchase, New York 10577.  The principal address of Management VII, AIF VII Management, Apollo Management, Management GP, Management Holdings and Management Holdings GP is 9 West 57th St., 43rd Floor, New York, New York 10019.

CKX Offeror is principally engaged in the business of investing in securities of the Issuer.  CKX UK is the sole member of CKX Offeror, and is principally engaged in the business of serving as the sole member of CKX Offeror.  CKX Entertainment is the sole shareholder of CKX UK, and is principally engaged in the business of serving as the sole shareholder of CKX UK.  Entertainment Holdings is the sole stockholder of CKX Entertainment, and is principally engaged in the business of serving as the sole stockholder of CKX Entertainment.  Apollo CKX is the controlling stockholder of Entertainment Holdings, and is principally engaged in the business of serving as the sole stockholder of Entertainment Holdings.  Apollo CKX GP is the general partner of Apollo CKX and is principally engaged in the business of serving as the general partner of Apollo CKX.  Management VII is principally engaged in the business of serving as the manager of Apollo CKX GP and other Apollo investment funds.  AIF VII Management is the general partner of Management VII and is principally engaged in the business of serving as the general partner of Management VII.

Apollo Management is the sole member and manager of AIF VII Management.  Apollo Management is principally engaged in the business of serving as the sole member and manager of AIF VII Management, and as the managing general partner or sole member and manager of other Apollo management entities.  Management GP is the general partner of Apollo Management and is principally engaged in the business of serving as the general partner of Apollo Management.  Management Holdings is the sole member and manager of Management GP.  Management Holdings is principally engaged in the business of serving as the sole member and manager of Management GP and other Apollo management entities.  Holdings GP is the general partner of Management Holdings and is principally engaged in the business of serving as the general partner of Management Holdings.

Attached as Appendix A to Item 2 is information concerning the executive officers and managers of Holdings GP and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Common Stock held of record by CKX Offeror were acquired upon the merger of Colonel MergerSub, Inc. (“MergerSub”) with and into the Issuer, with the Issuer as the surviving corporation (the “Merger”), pursuant to an Agreement and Plan of Merger, dated May 10, 2011, as amended on May 17, 2011 by and among the Issuer, CKX Entertainment and MergerSub (the “Merger Agreement”).  Prior to the Merger, through a series of transactions described in Item 5 below, CKX Offeror, CKX Entertainment and MergerSub acquired, in the aggregate, 172,612,072 shares of Common Stock of the Issuer at a price of $5.50 per share.  Additionally, Entertainment Holdings acquired 1 share of the Issuer’s Series C Convertible Preferred Stock, par value $0.01 (“Series C Preferred”) and 1,491,817 shares of the Issuer’s Series B Convertible Preferred Stock, par value $0.01 (“Series B Preferred”), in exchange for shares of preferred stock of Entertainment Holdings.  Upon the Merger, all of the previously outstanding shares of the Issuer’s Common Stock, Series B Preferred and Series C Preferred were cancelled, and the shares of common stock of MergerSub outstanding immediately prior to the Merger were converted into 200 shares of Common Stock of the Issuer.  CKX Offeror, CKX Entertainment and MergerSub obtained the funds used prior to the Merger to purchase the shares of the Issuer’s Common Stock from capital contributions from certain equity funds managed by Management VII and from a bridge loan facility with Goldman Sachs Bank USA and Macquarie Capital (USA) Inc.

Item 4.	Purpose of Transaction

All of the shares of Common Stock reported herein were acquired for investment purposes.  The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional shares of Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Common Stock or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law.  The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.  Except for and pursuant to the Merger Agreement, none of the Reporting Persons currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D.  However, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer

Pursuant to a cash tender offer that initially expired at 12:00 midnight, New York city time, on June 15, 2011, CKX Offeror acquired an aggregate of 48,584,473 shares of Common Stock of the Issuer at a price of $5.50 per share.  Upon the closing of a subsequent offering period on June 20, 2011, CKX Offeror acquired an additional 5,766,571 shares of Common Stock of the Issuer also at a price of $5.50 per share.   Also on June 20, 2011, CKX Entertainment acquired an aggregate of 19,183,310 shares of the Issuer’s Common Stock at a purchase price of $5.50 per share, and Entertainment Holdings acquired 1,491,817 shares of the Issuer’s Series B Preferred and 1 share of the Issuer’s Series C Preferred from certain former stockholders of the Issuer in exchange for shares of preferred stock of Entertainment Holdings.  On June 21, 2011, MergerSub acquired an aggregate of 99,077,718 shares of newly issued Common Stock from the Issuer, and CKX Offeror, CKX Entertainment and Entertainment Holdings contributed the shares of the Issuer’s Common Stock, Series B Preferred and Series C Preferred that they held to MergerSub.  Pursuant to the Merger Agreement, upon the closing of the Merger on June 21, 2011, each outstanding share of the Issuer’s Common Stock, Series B Preferred and Series C Preferred was cancelled, and each share of common stock of MergerSub outstanding immediately prior to the Merger was converted into one share of common stock of the Issuer.  Following the Merger, CKX Offeror is the holder of record of 200 shares of the Issuer’s common stock, which represents 100% of the outstanding common stock of the Issuer.

Each of the Reporting Persons other than CKX Offeror disclaims beneficial ownership of the shares of Common Stock of the Issuer reported as beneficially owned by any of the other Reporting Persons, and the filing of this Schedule 13D shall not be construed as an admission that any such entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(a)   See the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.  The percentage of the class beneficially owned by each Reporting Person is determined on the basis of 200 shares of Common Stock of the Issuer outstanding following the Merger.

(b)   See the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.

(c)   There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Schedule 13D.

(d)   Not applicable.

(e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Merger Agreement

Under the terms of the Merger Agreement, MergerSub agreed to commence a cash tender offer for all the issued and outstanding shares of Common Stock of the Issuer, for $5.50 per share payable to the seller in cash, without interest thereon and less any applicable withholding taxes (the “Offer Price”).  The tender offer has expired and MergerSub or its designee has purchased the shares of Common Stock as reported herein pursuant to and in accordance with the Merger Agreement.  As a result of the consummation of the tender offer, the acquisition of additional shares of Common Stock by CKX Entertainment and Entertainment Holdings’ acquisition of the Series B Preferred and Series C Preferred shares, and the purchase by MergerSub of the newly issue shares of the Issuer’s Common Stock, MergerSub owned and had the right to vote over 90% of the outstanding shares of the Common Stock of the Issuer.  Following completion of the tender offer and pursuant to the Merger Agreement, MergerSub merged with and into the Issuer in accordance with the short-form merger provisions of the Delaware General Corporation Law, with the Issuer surviving as a wholly-owned subsidiary of CKX Offeror.  At the effective time of the Merger, all of the shares of the Issuer’s Common Stock, Series B Preferred and Series C Preferred that were held by MergerSub were cancelled, and the remaining outstanding shares of the Issuer’s Common Stock that were not tendered during the tender offer were cancelled in exchange for the right to receive $5.50 per share, subject to appraisal rights.

The foregoing summary of the Merger Agreement is qualified in its entirety by reference to such agreement, which is attached to this Schedule 13D as Exhibit 2, and which is incorporated herein by this reference.

Item 7.	Material to be Filed as Exhibits
Exhibit 1:	Joint Filing Agreement dated as of June 27, 2011, by and among the Reporting Persons.
Exhibit 2:

Agreement and Plan of Merger dated as of May 10, 2011, by and among the Issuer, MergerSub and CKX Entertainment (incorporated herein by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 11, 2011 (File No. 001-34794)).

Exhibit 3:

Amendment No.1 to Merger Agreement dated as of May 17, 2001, by and among the Issuer, MergerSub and CKX Entertainment (incorporated herein by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 17, 2011 (File No. 001-34794)).

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated:  June 27, 2011

CKX ENTERTAINMENT OFFEROR SUB, LLC

By:	/s/ Thomas P. Benson
Name:	Thomas P. Benson
Title:	Chief Financial Officer

CKX ENTERTAINMENT UK LIMITED

By:	/s/ Stan Parker
Name:	Stan Parker
Title:	Director

CKX ENTERTAINMENT, INC.

By:	/s/ Thomas P. Benson
Name:	Thomas P. Benson
Title:	Chief Financial Officer

CKX ENTERTAINMENT HOLDINGS, INC.

By:	/s/ Thomas P. Benson
Name:	Thomas P. Benson
Title:	Chief Financial Officer

APOLLO CKX HOLDINGS, L.P.

By:	Apollo CKX Holdings GP, LLC
Its General Partner

	By:	Apollo Management VII, L.P.
Its manager

		By:	AIF VII Management, LLC
Its general partner

			By:	/s/ Laurie D. Medley
			Name:	Laurie D. Medley
			Title:	Vice President

APOLLO CKX HOLDINGS GP, LLC

By:	Apollo Management VII, L.P.
Its manager

	By:	AIF VII Management, LLC
Its general partner

		By:	/s/ Laurie D. Medley
		Name:	Laurie D. Medley
		Title:	Vice President

APOLLO MANAGEMENT VI, L.P.

By:	AIF VII MANAGEMENT, LLC
Its General Partner

	By:	/s/ Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

AIF VII MANAGEMENT, LLC

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

APOLLO MANAGEMENT, L.P.

By:	APOLLO MANAGEMENT GP, LLC
Its General Partner

	By:	/s/ Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

APOLLO MANAGEMENT GP, LLC

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

APOLLO MANAGEMENT HOLDINGS, L.P.

By:	APOLLO MANAGEMENT HOLDINGS, GP, LLC
Its General Partner

	By:	/s/ Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

APOLLO MANAGEMENT HOLDINGS GP, LLC

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

APPENDIX A

The following sets forth information with respect to certain of the executive officers and managers of Holdings GP.  Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates.

The managers and principal executive officers of Holdings GP are Messrs. Leon D. Black, Joshua Harris and Marc Rowan.  The principal occupations of each of Messrs. Black, Harris and Rowan is to act as executive officers and managers of Holdings GP and other related investment managers and advisors.

The business address of each of Messrs. Black, Harris and Rowan is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019.  Messrs. Black, Harris and Rowan are each a citizen of the United States.  Each of Messrs. Black, Harris and Rowan disclaims beneficial ownership of the Common Stock reported as beneficially owned by the Reporting Persons.